Exhibit 1

British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules provision 5.6.1, we notify the market of the following:-

That, as at 29 October 2021, being the last day of trading for that month, the Company’s issued share capital consisted of 2,294,656,079 ordinary shares of 25p each (“Shares”) with voting rights (the “Voting Rights Figure”).

As at 29 October 2021, the Company held 161,951,646 Shares in Treasury.

The Voting Rights Figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their voting rights interest, or a change to that interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

Oliver Martin
Assistant Secretary
British American Tobacco p.l.c.

1 November 2021